*KW 3/13/14

14048063

RECEIVED MAR 03 2014 SEC PROCESSING SECTION WASH, D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Sher 913- 676- 6207 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Andrew Sher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

State of Kansas
County of Johnson

[signature]
Signature

Financial and Operations Principal
Title

Robert Pearson
Notary Public

ROBERT PEARSON
Notary Public - State of Kansas
My Appt. Expires 11-12-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

pwc

Swiss Re Capital Markets Corporation

Statement of Financial Condition
December 31, 2013

Swiss Re Capital Markets Corporation
Index
December 31, 2013

Page(s)

This report contains the following:

pwc

Independent Auditor's Report

To The Board of Directors and Shareholder of Swiss Re Capital Markets Corporation:

We have audited the accompanying statement of financial condition of Swiss Re Capital Markets Corporation (the "Company") as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

As disclosed more fully in Note 5, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	5,025,955
Short-term investments, at fair value		244,058,719
Receivable from third party		774,000
Total assets	$	249,858,674
Liabilities		
Payable to affiliates	$	275,345
Income taxes payable		2,557,826
Total liabilities		2,833,171
Subordinated liabilities to affiliate		155,000,000
Stockholder's equity		
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		57,499,999
Retained earnings		34,525,503
Total stockholder's equity		92,025,503
Total liabilities and stockholder's equity	$	249,858,674

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Re Ltd, Switzerland (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter and also conducted secondary market brokerage activities on Insurance Linked Securities transactions.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Securities Transactions
Securities transactions are recorded on the trade date.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, cash consists of demand deposits at a large U.S. bank. The Company held no cash equivalents as of December 31, 2013.

Short-Term Investments
Short-term investments are carried at fair value. The Company considers highly liquid investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months, to be short-term investments.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2013 the Company owns $244 million of United States Treasury Bills that are short term in nature and are considered to be level 1 securities. These securities are valued at the closing price on the active market on which the individual securities are traded.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, Receivable from third party, Payable to affiliate, and Subordinated liabilities to affiliate. They are all considered Level 1 financial assets and liabilities.

Income Taxes
In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued FIN No. 48 (ASC No. 740-10), which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC No. 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position. Actual results could differ from these estimates.

4. Commitments and Guarantees

ASC No. 460 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote.

The Parent has issued an unconditional guarantee covering all agreements entered into by the Company.

5. Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2013, a receivable of $45 thousand related to this activity is recorded, net, in the payable to affiliates in the statement of financial condition.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relations services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2013, a payable of $166 thousand relating to this activity is recorded in the payable to affiliates in the statement of financial condition.

The Company has an agreement with EFR to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2013, there were no amounts receivable outstanding under this agreement.

The Company acts as introducing agent or underwriter on certain CAT transactions for related parties. At December 31, 2013, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities structuring and placement services for Insurance Linked Securities transactions to European investors. At December 31, 2013, a payable of $75 thousand is recorded in the payable to affiliates in the statement of financial condition.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750 million in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility matured on July 15, 2013. Upon maturity the agreement was amended to mature on July 15, 2019. The facility bears interest based on LIBOR. As of December 31, 2013, the Company had borrowed $155 million under the agreement. At December 31, 2013, accrued interest payable of approximately $79 thousand is recorded in the payable to affiliates in the statement of financial condition.

During 2013, the Company entered into a $500 million revolving loan facility agreement with SRFPC for general corporate purposes and activities of the Company. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement. Borrowings under the agreement do not impact computation of net capital pursuant to SEC Rule 15c3-1. The facility matured on December 29, 2013. The facility bears interest based on LIBOR.

6. Income Taxes

For the year ended December 31, 2013, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2013, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2005 through 2008 audit cycle, with no adjustments to the Company. An examination of the 2009 through 2010 tax years is currently underway.

7. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company's net capital of $246 million exceeded required net capital of $250 thousand by $245.8 million. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

9. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2013 that would require recognition or disclosure in these financial statements through February 26, 2014, which is the issuance date of these financial statements, and determined that no such events or transactions have occurred.